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 CUSIP No.  893779108           13D            Page  14    of   14  Pages
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                                                                       Exhibit 6

                            PXRE Corporation Proposed
                            Business Combination with
                          Transnational Re Corporation



           Edison, New Jersey (May 10, 1996): PXRE Corporation (NASDAQ: PXRE) today announced a proposal for a strategic business combination of PXRE and Transnational Re Corporation (NASDAQ: TREX) on a tax-free basis. Under the proposal, PXRE would enter into a merger agreement with Transnational Re pursuant to which PXRE Corporation, or a newly organized subsidiary of PXRE, would exchange 0.98 shares of PXRE common stock for each share of Transnational Re Class A common stock, $.01 par value. This proposal represents a price of $23.50 based on yesterday's closing price for PXRE of $24.00. The proposed combination would enable Transnational Re's shareholders to retain a very substantial continuing equity interest in the combined business and to participate in future opportunities in reinsurance markets.

           The proposal is conditioned upon the negotiation and execution of a definitive merger agreement mutually satisfactory to PXRE and Transnational Re and is further conditioned upon the effectiveness of the registration of PXRE securities to be issued in the merger, the receipt of all regulatory approvals and third-party consents necessary or advisable to accomplish the transaction and approvals by the boards of directors of PXRE and Transnational Re (including a committee of Transnational Re's independent directors) and by the shareholders of both companies.

           Transnational Re specializes in brokered property retrocessional reinsurance and marine and aviation retrocessional reinsurance in the United States and international markets with a primary focus on catastrophe retrocessional coverages. Transnational Re also writes marine and aviation reinsurance as well as facultative excess of loss reinsurance. Transnational Re and its reinsurance subsidiary, Transnational Reinsurance Company, operate under a management agreement with PXRE Reinsurance Company, a subsidiary of PXRE Corporation. Transnational Re's Class B common stock, representing a total interest of approximately 22%, is owned by PXRE Corporation. PXRE provides reinsurance products and services to a national and international market place, with principal emphasis on commercial and personal property risks.